Exhibit 99.1

Strategic Shareholder Update
AI Transformation and H2 2025 Outlook

MoneyHero Group (NASDAQ: MNY)

Dear Shareholders,

Over the past 18 months, we have reshaped MoneyHero into a simpler, stronger, and more profitable company. We prioritized revenue quality over quantity, focused on higher-margin verticals, and embedded AI across our operations. The result: a business that is tangibly healthier from a financial perspective each quarter.

Recently, we published our Q2 earnings results, which set a new baseline for topline growth as we emphasize quality over volume — reflecting the effectiveness of our strategy and the new growth trajectory we are now entering.

Overview of Q2 2025

●	Revenue: US$18.0 million (-13% YoY, +26% QoQ), establishing a new base for sequential topline growth as we emphasize quality over volume.

●	Return to profitability: Net income of US$0.2 million versus a net loss of US$(12.2) million during the same period last year.

●	Adjusted EBITDA: Loss improved to US$(2.0) million from US$(9.3) million during the same period last year.

●	Gross margin improvement: Cost of revenue declined by 16 percentage points YoY to 51% of revenue (67% in Q2 2024).

●	Operating costs and expenses (ex-FX): Total operating costs fell 37% YoY to US$20.6 million, driven by vendor rationalization, organizational redesign, and AI-driven efficiency gains.

●	Insurance and Wealth revenue: Represents a combined 27% of revenue (up five percentage points YoY).

●	User engagement: Monthly Unique Users: 5.3 million; MoneyHero Group Members: 8.6 million (+32% YoY).

●	Throughput: 408,000 applications processed and 173,000 approvals.

Our strategy delivered net income of US$0.2 million in Q2 2025 and the lowest quarterly Adjusted EBITDA loss in the past 18 months, showing that the reset we initiated in late 2024 is working. Unit economics are stronger, our cost base is leaner, and Insurance and Wealth now account for more than a quarter of Group revenue.

Operational Progress and 18-Month Highlights

Since the start of 2024, we have built a solid foundation that is now delivering tangible results:

●	Insurance: Real-time pricing and “three-click” travel journeys are live, driving higher conversion.
●	Wealth: Expanded distribution through regulated digital-asset platforms (e.g., OSL).
●	AI integration at scale: Our Reward, Approval, and Yield Intelligence playbooks are lowering acquisition costs per approval and improving approval quality; our AI-assisted user service is improving first-contact resolution rates — without adding headcount.

●	Partnerships: The Singapore Best Of Awards engaged 170+ guests (including senior executives from leading financial institutions, industry experts, and members of the media strengthening relationships and unlocking new fixed-fee and sponsorship revenue opportunities.

●	Brand and Community: The 6th Annual Seedly Personal Finance Festival (PFF) held on October 11, 2025, remains one of our strongest brand assets in Singapore — driving sponsorship revenue, expanding audience reach, and reinforcing Seedly as established voices in Singaporean personal finance. By integrating with SingSaver, we have created a single, data-rich ecosystem that fuels lead generation across multiple segments. The event attracted more than 3,800 attendees, including policymakers, banks, insurers, fintechs, and retail investors. 19 sponsors and partners activated immersive brand experiences across the venue, transforming the PFF into a dynamic marketplace of ideas and opportunities.

●	Product innovation:
○	Credit Hero Club (Hong Kong): Launched with TransUnion, providing one-stop access to users’ credit profiles; personalized product insights are scheduled to roll out next year to further strengthen our value proposition and user experience.

○	Quick Rewards (Singapore): Introduced instant reward fulfillment for credit cards as quickly as 14 days of bank approval — a first in Singapore’s credit-card comparison market.
○	Savers Club and refreshed SingSaver App: Scheduled for rollout in 2026, drawing on our community engagement with enhanced rewards and product offerings, reinforcing our market position and unlocking recurring monetization.

●	Philippines expansion: Relocated to a new Bonifacio Global City office, supporting 5.9 million members (68% of Group total) and new partnerships with leading banks and insurers to scale credit and insurance verticals.

Together, these initiatives have created a data-rich, partner-driven ecosystem that strengthens monetization and user engagement across the region.

AI Transformation Initiative: Project Odyssey

Building on this foundation, we are entering the next phase of our strategy — Project Odyssey, our AI Transformation Initiative, embedding automation and conversational intelligence into every stage of the user journey and partner lifecycle to accelerate growth and scale profitably.

Strategic rationale: In Southeast Asia, financial decisions increasingly happen within messaging platforms such as WhatsApp, WeChat, and Viber — rather than on traditional websites. With approximately 8.6 million members across Singapore, Hong Kong, Taiwan, and the Philippines as of June 30, 2025, conversational AI is the natural interface for financial discovery and purchase. This transformation aligns our business with user behavior and unlocks efficiency through automation, enabling us to scale without proportional cost increases.

Three core pillars:

●	Conversational Commerce: End-to-end financial comparison and purchase within WhatsApp and other mobile chat platforms.
●	Intelligent Product Matching: Real-time pricing integration across 270+ partners to deliver personalized insights.
●	Operational Leverage: Workflow automation in content, campaign ops, customer service, and compliance to reduce cost while maintaining quality.

AI Product Milestone — AI-Powered Car Insurance SaverBot:

The first product under Project Odyssey, our AI-Powered Car Insurance SaverBot, enters beta rollout in November 2025 in Singapore, with full launch expected in 2026.

●	Capabilities: Real-time policy comparison, plain-language explanations, and a seamless clickout to the insurers’ website to complete the purchase.
●	Compliance: Operates in accordance with applicable Monetary Authority of Singapore guidelines for digital insurance brokerages.

Preliminary H2 2025 Outlook

MoneyHero continues to see positive momentum across all major verticals:

●	Sequential Growth: Quarter-over-quarter revenue momentum continued in Q3, primarily driven by strong performance in Insurance and Credit Cards verticals.
●	Credit Products: Expanding partnerships with local banks are driving incremental volumes and broadening our customer reach.
●	Profitability: The Company remains on track to achieve positive Adjusted EBITDA in the later part of 2025, consistent with prior guidance.
●	Mix Quality: The contribution from higher-margin Insurance and Wealth verticals continues to improve YoY and remains strong.

These trends indicate another quarter of sequential revenue growth and further margin expansion — reinforcing the durability of MoneyHero’s turnaround and the effectiveness of its strategic focus on quality, scale, and AI-driven efficiency.

Conclusion

MoneyHero will continue to operate with an owner’s mindset — disciplined, transparent, and focused on long-term value creation. The progress in Q2 shows that our flywheel is working: better mix, healthier margins, and a clear path toward sustained Adjusted EBITDA profitability.

As we evolve from a comparison website into a technology- and AI-powered platform, our focus is shifting from one-off transactions to ongoing user engagement and lifetime value creation — enabling deeper customer understanding, more relevant product discovery, and recurring, scalable monetization.

Two years after our NASDAQ listing, we have grown from strength to strength and continue to realize our vision of guiding everyone toward a resilient financial future. This achievement belongs to our exceptional team across Asia, our partners who have trusted us, and to you — our shareholders — whose belief in our mission makes this possible.

Together, we are building a platform that not only helps people make smarter financial decisions but also delivers enduring value to everyone connected to MoneyHero.

Warmly,
Rohith Murthy
Chief Executive Officer, MoneyHero Group

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Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the United States federal securities laws and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to the Group’s growth strategies, future results of operations and financial position, market size, industry trends and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in business, market, financial, political and legal conditions; the Company’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industries in which the Company and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; and the Group’s ability to implement its growth strategies and manage its growth; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to attract traffic to its websites; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain adequate insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) and general economic conditions in the countries in which the Group operates; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic or any other pandemic on the business of the Group; the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to the Group’s information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; and unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s annual report for the year ended December 31, 2024 on Form 20-F (File No.: 001-41838), registration statement on Form F-1 (File No.: 333-275205), and other documents to be filed by the Company from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that the Company currently does not know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect the Company’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Forward-looking statements speak only as of the date they are made. The Company anticipates that subsequent events and developments may cause their assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of the Company contained herein are not, and do not purport to be, appraisals of the securities, assets, or business of the Company.

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a tech- and AI-powered personal finance aggregation and comparison platform that provides consumers with actionable insights to discover, compare, and choose the best financial products with confidence — bringing data intelligence and seamless digital access across insurance and banking solutions. The Company operates in Singapore, Hong Kong, Taiwan and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory. The Company also retains an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. MoneyHero had over 270 commercial partner relationships as at June 30, 2025, and had approximately 5.3 million Monthly Unique Users across its platform for the three months ended June 30, 2025. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

For inquiries, please contact:

Investor Relations:

MoneyHero Investor Relations Team
IR@MoneyHeroGroup.com

Media Relations:

MoneyHero Corporate Communications Team
Press@MoneyHeroGroup.com